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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 2 8 2006 WASH. D.C. 153 SECTION

SEC FILE NUMBER
8-33854

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GWFS Equities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Second Floor - 8525 East Orchard Road
(No. and Street)

Greenwood Village, CO 80111
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Elder [303] 737-4344
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

Suite 3600 555 Seventeenth Street Denver, CO 80202-3942
(Address) (City) (State) (Zip Code)

PROCESSED JUN 0 2 2006 THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

6/1/06

OATH OR AFFIRMATION

I, Glen R. Derback, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GWFS Equities, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer
Title

Notary Public

BOBBI HANKINS
Notary Public
State of Colorado
My Commission Expires 05/13/2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
Suite 3600
555 Seventeenth St.
Denver, CO 80202-3942
USA

Tel: +1 303 292 5400
Fax: +1 303 312 4000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
GWFS Equities, Inc.
Greenwood Village, Colorado

We have audited the following financial statements of GWFS Equities, Inc. (the Company), a wholly-owned subsidiary of BenefitsCorp, Inc., for the year ended December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of GWFS Equities, Inc. at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of GWFS Equities, Inc. as of December 31, 2005, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 23, 2006

GWFS EQUITIES, INC.
(A wholly-owned subsidiary of BenefitsCorp, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

		2005
ASSETS		
Cash	$	4,882,171
Short-term investments, available-for-sale (amortized cost approximates fair value)		48,854
Fixed maturity investments, available-for-sale at fair value (amortized cost $3,788,398)		3,787,836
Securities commissions receivable		16,980,496
Other assets		46,938
TOTAL	$	25,746,295
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Accrued expenses and other liabilities	$	68,100
Due to affiliates		22,100,264
Total liabilities		22,168,364
STOCKHOLDER'S EQUITY (Note 3):		
Common stock, no par value; 10,000 shares Authorized; 4,000 shares issued and outstanding		2,200,000
Contributed capital		1,025,000
Accumulated other comprehensive loss		(365)
Retained earnings		353,296
Total stockholder's equity		3,577,931
TOTAL	$	25,746,295

See notes to financial statements.

GWFS EQUITIES, INC.
(A wholly-owned subsidiary of BenefitsCorp, Inc.)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

	2005
REVENUES:	
Securities commissions	$ 48,913,299
Marketing and communication fees	1,664,798
Interest income	190,192
Total revenues	50,768,289
EXPENSES:	
Service level agreement expense	48,813,671
General and administrative	1,954,618
Total expenses	50,768,289
NET INCOME	$ 0

See notes to financial statements.

GWFS EQUITIES, INC.
(A wholly-owned subsidiary of BenefitsCorp, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock		Contributed	Accumulated Other Comprehensive	Retained	
	Shares	Amount	Capital	Loss	Earnings	Total
BALANCE, JANUARY 1, 2005	4,000	$ 2,200,000	$ 1,015,000	$ 0	$ 353,296	$ 3,568,296
Net income					0	0
Unrealized loss on investments				(365)		(365)
Total comprehensive loss						(365)
Capital contributions			10,000			10,000
BALANCE, DECEMBER 31, 2005	4,000	$ 2,200,000	$ 1,025,000	$ (365)	$ 353,296	$ 3,577,931

See notes to financial statements.

GWFS EQUITIES, INC.
(A wholly-owned subsidiary of BenefitsCorp, Inc.)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

	2005
OPERATING ACTIVITIES:	
Net income	$ 0
Adjustments to reconcile net income to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Due to affiliates	5,002,086
Securities commissions receivable	(5,229,419)
Accrued expenses and other liabilities	(170,719)
Other assets	328,879
Net cash used in operating activities	(69,173)
INVESTING ACTIVITIES:	
Purchases of investments	(3,788,398)
Net change in short-term investments	(48,854)
Net cash used in investing activities	(3,837,252)
FINANCING ACTIVITIES:	
Capital contributions	10,000
Net cash provided by financing activities	10,000
NET DECREASE IN CASH	(3,896,425)
CASH - beginning of year	8,778,596
CASH - end of year	$ 4,882,171

See notes to financial statements.

1. ORGANIZATION

Organization – GWFS Equities, Inc. (the Company) is a wholly-owned subsidiary of BenefitsCorp, Inc., which is a wholly-owned subsidiary of Great-West Life & Annuity Insurance Company (GWL&A), an insurance company domiciled in Colorado. GWL&A is a wholly-owned subsidiary of GWL&A Financial, Inc., a holding company. On August 17, 2005, Canada Life of America Financial Services, Inc., a registered broker-dealer was merged into the Company.

The Company provides communication and marketing services for financial products to group retirement plans and to individuals. The Company acts as a non-clearing broker/dealer and is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

The Company pays fees to certain affiliates for developing, negotiating and completing contracts in the form of service level agreement expense. In addition, the Company has in place an administrative services agreement with GWL&A, pursuant to which GWL&A assumes responsibility for payment of expenses on behalf of the company. The expenses assumed are net of fees paid to affiliates. Due to affiliates represents non-interest bearing amounts, which are due upon demand. Accordingly, the accompanying financial statements are not necessarily indicative of the conditions that would exist or the results of operations that would prevail if the Company were operated as an unaffiliated entity.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash - Cash includes only amounts in demand deposit accounts.

Investments - The Company classifies its investments as held-to-maturity, available-for-sale or trading, according to management's intent. As of December 31, 2005, the Company had no held-to-maturity or trading securities.

Available-for-sale investments are carried at fair value as determined by quoted market prices. Unrealized holding gains and losses, net of taxes, are reported as a net amount in accumulated other comprehensive income in stockholder's equity until realized.

The amortized cost of investments is adjusted for amortization of premiums and accretion of discounts using the scientific interest method over the estimated life of the related bonds. Such amortization or accretion is included in interest income. Gains and losses realized on disposal of investments are determined on a specific identification basis.

Short-term investments include fixed income securities purchased with initial maturities of one year or less and are carried at amortized cost. The Company considers short-term investments to be available-for-sale and amortized cost approximates fair value.

Income Taxes - The Company is included in a consolidated income tax return filed by GWL&A Financial Inc. Income taxes are recorded using an asset and liability approach that, among other provisions, requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences in amounts that have been recognized in the Company's financial statements and tax returns. In estimating future tax consequences, all expected future events (other than the enactments or changes in the tax laws or rules) are considered.

Securities Commissions - Commissions are recognized on a trade-date basis as securities transactions occur. Related service level agreement expense is recognized as commissions are recognized.

Marketing and Communication Fees - Revenue is recognized as earned.

3. SUMMARY OF INVESTMENTS

The amortized cost and estimated fair value of fixed maturity investments at December 31, 2005, by projected maturity, are shown below.

	2005	
	Amortized Cost	Market Value
U.S. Government obligation due in one year or less	$ 3,788,398	$ 3,787,836
Short-term investments	48,854	48,854
	$ 3,837,252	$ 3,836,690

The Company holds no investments with unrealized losses in excess of 20% of carrying value that have been in a loss position for greater than 12 months.

4. REGULATORY REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission. The rule requires minimum net capital of 6-2/3% of aggregate indebtedness, or $25,000, whichever is greater, and the rule prohibits withdrawal of equity or the payment of dividends if aggregate indebtedness exceeds 1,000% of net capital. At December 31, 2005, the Company had net capital of $3,577,930, which was $2,100,041 in excess of its required net capital of $1,477,890. Aggregate indebtedness at December 31, 2005 was $22,168,364 and the ratio of aggregate indebtedness to net capital was 6.20 to 1.

GWFS EQUITIES, INC.
(A wholly-owned subsidiary of BenefitsCorp, Inc.)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2005

TOTAL STOCKHOLDER'S EQUITY	$	3,577,931
DEDUCT NON-ALLOWABLE ASSETS:		0
NET CAPITAL	$	3,577,931
AGGREGATE INDEBTEDNESS	$	22,168,364
MINIMUM NET CAPITAL REQUIRED	$	1,477,890
EXCESS NET CAPITAL	$	2,100,041
EXCESS NET CAPITAL AT 1,000%	$	1,361,094
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		6.20:1

There were no material differences between the computation for determination of net capital, net capital requirement and aggregate indebtedness, as compared above and as reported by GWFS Equities, Inc. in the unaudited revised Form X-17a-5 Part IIA as of December 31, 2005, filed on January 25, 2006.

GWFS EQUITIES, INC.
(A wholly-owned subsidiary of BenefitsCorp, Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE
SECURITIES AND EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2005

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

Deloitte.

Deloitte & Touche LLP
Suite 3600
555 Seventeenth St.
Denver, CO 80202-3942
USA

Tel: +1 303 292 5400
Fax: +1 303 312 4000
www.deloitte.com

February 23, 2006

GWFS Equities, Inc.
Greenwood Village, CO

In planning and performing our audit of the financial statements of GWFS Equities, Inc. (the Company), a wholly-owned subsidiary of BenefitsCorp, Inc., for the year ended December 31, 2005 (on which we have issued our report dated February 23, 2006) we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP